January 16, 2007

Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:  Adam Phippen
Re:	The Fairchild Corporation
                File Number 1-6560
    Form 8-K filed on January 5, 2007

Dear Mr. Phippen:

The Fairchild Corporation (“Fairchild” or the “Company”) files herewith the Company’s response to the comment letter of the Staff dated January 8, 2007, which the Company received on January 8, 2007, in regards to the Company’s Form 8-K filed on January 5, 2007. For the convenience of the Staff, the Staff’s comments are repeated below and the responses of Fairchild immediately follow each comment.

1.	Please revise to disclose when you concluded that your financial statements should no longer be relied upon. See Item 4.02(a)(1) of Form 8-K.

Response: In accordance with Item 4.02(a)(1), the Company has amended its Form 8-K to disclose that on January 5, 2007, we determined that the Company’s financial statements should no longer be relied upon.

2.
Please revise to disclose whether the audit committee, or board of directors in absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing. See Item 4.02(a)(3) of Form 8-K.

Response:  In accordance with Item 4.02(a)(3), the Company has amended its Form 8-K to disclose that authorized officers of the Company discussed with the Company’s independent accountant the matters disclosed in the filing.

3.
Please tell us why the restatement will not have a negative impact on your cash flows or financial condition. In this regard, it appears that you will have to write-off approximately $5.6 million of deferred tax assets. Please revise as appropriate.

Response: The restatement adjustment will not have a negative impact on our cash flows because the Company is establishing a deferred tax liability for $5.6 million associated with the €11.0 million change in the step-up basis for book-to-tax differences. However, this would only have a negative cash flow impact if the Company sells the assets of PoloExpress for a tax gain. The tax planning strategy of converting PoloExpress from a partnership to a corporation and approval to file a consolidate return with Hein Gericke Deutschland allows PoloExpress to utilize €15.0 million of cumulative net operating losses of Hein Gericke Deutschland that existed at September 30, 2005, to offset against the fiscal 2006 and future earnings of PoloExpress. Because PoloExpress was a German Partnership, had the tax planning strategy not been implemented, PoloExpress would have requirements to pay approximately €1.6 million in German trade taxes (effective tax rate of 19%) relating to its taxable income in fiscal 2006. Accordingly, the Company’s immediate cash flows benefited from this strategy.

Upon the conversion of PoloExpress into a German Corporation, we gave up the right to €11.0 million (amount due to purchase remaining interest in PoloExpress from K. Esser) step up basis in Polo. If PoloExpress sells its assets through an “asset transaction”, we would be required to pay taxes at a rate of 40% on the gain recognized, and the step-up amount given up would be approximately $5.6 million (40% German tax rate multiplied by the step-up given up of approximately €11.0 million). However, if we sell our interest in Polo, through a “stock transaction”, in accordance with current German tax law, we only would be required to pay taxes on 5% of the tax gain recognized (effective tax rate of 2%), and the step-up amount given up would be approximately $0.3 million. Should the Company decide to sell PoloExpress, we would seek a stock sale transaction, however, there is no guarantee that we would find a willing buyer to agree to these terms. In accordance with FASB Statement No. 109, “Accounting for Income Taxes”, paragraph 18, we are required to establish a tax liability based upon the transaction at the enacted tax rate expected to apply.

The Company will not have to write off deferred tax assets as we previously established a valuation allowance against its deferred tax assets in accordance with paragraph 17e of Statement No. 109. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not, that some portion or all of the deferred tax assets will be realized. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, projected future taxable income and income tax planning strategies. A valuation allowance has been provided predominantly because of the consolidated tax losses of Hein Gericke and PoloExpress in recent years. Should the consolidated results of Hein Gericke and PoloExpress generate taxable income in the future, the Company would review this evidence along with other available evidence in determining whether it is more likely than not that the asset would be realized. If so, we would at that time remove the valuation allowance on the deferred tax asset.

4.
Please confirm to us, if true, that the deferred tax assets related to the step-up in the tax basis of the assets and net operating losses were both recorded at June 30, 2006 and that the deferred tax asset related to net operating losses was more likely than not realizable prior to the change in tax status. Otherwise, please clarify your description of the facts underlying your conclusion to restate your financial statements.

Response: The deferred tax related to the step-up in the basis of the PoloExpress partnership was not recorded on June 30, 2006. The basis difference in the Polo partnership arises from a deferred closing, on the remaining minority interest still held by Mr. Esser. In taxable purchase business combinations, certain liabilities recognized for financial statement purposes at the date of the acquisition, such as liabilities for anticipated settlements of litigation of the acquired company, may not be recognizable for tax purposes. However, when those liabilities are settled, the payments may be applied to adjust the purchase accounting for tax purposes rather than taken when the deductions are paid. Question 17 of the FASB Special Report applies to these situations. Accordingly, the tax basis of liabilities assumed in the purchase combination for purposes of the determination of deferred tax assets and liabilities at the acquisition date should reflect the expected adjustment of the purchase accounting for purposes upon settlement of the liability. The corresponding adjustment to the tax basis of the assets acquired (such as goodwill) also should be considered in the calculation of deferred tax assets and liabilities at the acquisition date. Application of this principle would result in increase tax basis in the Payable to Seller and the related increase in tax basis for the Intangibles, eliminating the deferred tax assets and liabilities. Therefore no deferred tax assets were established for the basis differences arising from the delayed closing until the conversion of the partnership to a corporation at which point the Company would no longer get stepped-up basis upon payment of the Payable to the Seller. When we gave up the right to the step-up we should have recorded a net deferred tax liability of approximately $5.6 million (the 40% German tax rate multiplied by the step-up given up of approximately €11.0 million).

The deferred tax asset relating to Hein Gericke’s German net operating loss with no expiration, was recorded at June 30, 2006 with a full valuation allowance. There was no deferred tax asset for a net operating loss related to PoloExpress prior to or after the conversion of PoloExpress from a partnership to a corporation. Prior to the conversion of PoloExpress, the Hein Gericke net operating loss was available to PoloExpress for income tax purposes due to the partnership flow-through provisions available for income tax in Germany. This flow-through is not allowed for trade tax purposes. Upon the conversion of PoloExpress and the subsequent approval of the German Organschaft which allowed a combined income and trade tax return for the two corporate entities, the net operating losses of Hein Gericke then became available to PoloExpress for trade tax as well as income tax. To the extent the net operating losses do not offset deferred tax liabilities of the combined Hein Gericke and PoloExpress group, a valuation allowance was provided due to the lack of evidence that the net operating loss would be realized in the future in accordance with paragraph 17e of Statement No. 109.

We concluded to restate our financial statement for the quarter ended June 30, 2006, primarily because of the magnitude of the adjustment and the fact that the adjustment changes a net income period into a net loss period.

Please note that on January 16, 2007, we filed an amendment to our Form 8-K filing to enhance disclosures based upon the Staffs comment letter dated January 8, 2007, and to announce that on January 15, 2007, the Audit Committee of the Company’s Board of Directors decided to restate our fiscal years ended September 30, 2004 and September 30, 2005.

We acknowledge that:
•	the Company is responsible for the accuracy and adequacy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ MICHAEL L. MCDONALD
Michael L. McDonald
Senior Vice President and Chief Financial Officer